

December 28, 2010

U.S. Securities and Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, DC 20549

Audit • Tax • Advisory
Grant Thornton LLP
2010 Corporate Ridge, Suite 400
McLean, VA 22102-7838

T 703.847.7500
F 703.848.9580
www.GrantThornton.com

Re: CAPITAL REALTY INVESTORS-IV LIMITED PARTNERSHIP
File No. 0-13523

Dear Sir or Madam:

We have read Item 4.01 of Form 8-K of CAPITAL REALTY INVESTORS-IV LIMITED PARTNERSHIP dated December 28, 2010, and agree with the statements concerning our Firm contained therein.

Very truly yours,

Grant Thornton LLP